UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28607/January 22, 2009

In the Matter of	:
	:
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), ET AL.	:
c/o Maura A. Murphy, Esq.	:
Sun Life Assurance Company of Canada (U.S.)	:
One Sun Life Executive Park	:
Wellesley Hills, Massachusetts 02481	:
	:
(812-13402)	:

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT
OF 1940 GRANTING APPROVAL OF SUBSTITUTIONS AND PURSUANT TO
SECTION 17(b) OF THE ACT GRANTING EXEMPTION FROM THE PROVISIONS
OF SECTION 17(a) THEREUNDER

Sun Life Assurance Company of Canada (U.S.) ("Sun Life U.S."), Sun Life Insurance
and Annuity Company of New York ("Sun Life N.Y.") (together with Sun Life U.S., the
"Companies"), Sun Life of Canada (U.S.) Variable Account F ("Account F"), Sun Life of
Canada (U.S.) Variable Account G ("Account G"), Sun Life of Canada (U.S.) Variable
Account I ("Account I"), Sun Life (N.Y.) Variable Account C ("Account C"), Sun Life
(N.Y.) Variable Account D ("Account D"), and Sun Life (N.Y.) Variable Account J
("Account J") (collectively, the "Applicants") and Sun Capital Advisers Trust ("Sun
Capital Trust") (together with Applicants, the "Section 17(b) Applicants") filed an
application on July 9, 2008, and an amended and restated application on December 18,
2008, for an order of the Commission under Section 6(c) of the Investment Company Act
of 1940 (the "1940 Act") approving the proposed substitution of Class VC shares of the
Lord Abbett Growth and Income Portfolio and the Lord Abbett Mid-Cap Value Portfolio
of Lord Abbett Series Fund, Inc., and Administrative Class shares of the PIMCO High
Yield Portfolio and the PIMCO Low Duration Portfolio of the PIMCO Variable
Insurance Trust with Initial Class shares of the following portfolios of Sun Capital Trust,
respectively: the SC Lord Abbett Growth & Income Fund, the SC Goldman Sachs Mid
Cap Value Fund, the SC PIMCO High Yield Fund, and the SC Goldman Sachs Short
Duration Fund of Sun Capital Trust under certain variable life insurance policies and
variable annuity contracts (the "Substitutions"). Section 17(b) Applicants also requested
an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions

of Section 17(a) of the 1940 Act to the extent necessary to permit certain in-kind transactions in connection with the Substitutions.

A notice of the filing of the application was issued on December 23, 2008 (Release No. IC-28570). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued, unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and the proposed transactions are consistent with the general purposes of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of 1940 Act, that the proposed substitutions are approved; and

IT IS FURTHER ORDERED, pursuant to Section 17(b) of the 1940 Act, that the requested exemptions from the provisions of Section 17(a) of the 1940 Act be, and hereby are, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary